EXHIBIT 99.2

LETTER AGREEMENT

July 23, 2010

Kinross Gold Corporation

25 York Street, 17th Floor

Toronto, ON M5J 2V5

Attention:              Mr. Tye Burt, President & Chief Executive Officer

We understand that you intend to sell 15,200,000 common shares (the “Common Shares”) of Harry Winston Diamond Corporation (the “Issuer”).  BMO Nesbitt Burns Inc., GMP Securities L.P., Morgan Stanley Canada Limited and RBC Dominion Securities Inc. (collectively, the “Dealers”, and each, a “Dealer”), hereby severally, as to percentages listed below in clause (ii), offer to purchase the Common Shares.  Our offer is subject to the following terms and conditions and those set out in the attached term sheet:

(i)            this offer is open for acceptance by you until 8:30 (Toronto time) on July 23, 2010, unless we extend the time for acceptance in writing or we withdraw the offer;

(ii)           the respective percentages of the Dealers on a several (not joint) liability basis will be:

BMO Nesbitt Burns Inc.	25%
GMP Securities L.P.	25%
Morgan Stanley Canada Limited	25%
RBC Dominion Securities Inc.	25%
100%

(iii)          you represent and warrant that as of the date hereof (unless specifically indicated as otherwise) :

(a)           the agreement formed by your acceptance of this offer has been duly authorized, executed and delivered by you and constitutes your legal, valid and binding obligation enforceable against you in accordance with its terms;

(b)           the sale of the Common Shares is not a “distribution” within the meaning of the Securities Act (Ontario), no prospectus is required to be filed to qualify the Common Shares for public distribution in Canada and the Common Shares are and will be free from any resale restrictions in Canada;

(c)           the Common Shares are not “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and are not represented by certificates bearing U.S. restrictive legends;

(d)           you are not a person within the United States or a U.S. person (as such terms are defined in Rule 902 of Regulation S under the U.S. Securities Act);

(e)           you reasonably believe that the Issuer is a “foreign issuer” (as defined in Rule 902 of Regulation S under the U.S. Securities Act) and that there is no “substantial U.S. market interest” (as defined in Rule 902 of Regulation S under the U.S. Securities Act ) in the Common Shares;

(f)            on March 31, 2009, you acquired, and fully paid for, the Common Shares from the Issuer pursuant to Rule 903 of Regulation S under the U.S. Securities Act and not with a view to distribution of the Common Shares within the United States or to U.S. persons in violation of applicable U.S. securities laws and have continuously owned the Common Shares since that date;

(g)           your execution and delivery of this agreement and your performance of your obligations hereunder do not and will not result in a breach by you of any agreement to which you are a party or any law to which you are subject;

(h)           you are the beneficial owner of the Common Shares, and the Common Shares are not and at the time of settlement will not be subject to any security interest or other encumbrance or rights of any third parties;

(i)            you are not aware of any material fact or material change regarding the Issuer which as of the date hereof has not been disclosed by the Issuer to the public, other than as is set forth in the press release to be disseminated immediately following the execution of this agreement, a form of which is attached hereto as Annex B, or of any intention on the part of the Issuer to change any public guidance by it regarding its future financial results;

(j)            neither you nor any of your affiliates (as defined in Rule 501(b) of Regulation D under the U.S. Securities Act, but excluding the Issuer and its subsidiaries, an “Affiliate”) has directly, or through any agent, (A) offered or sold any Common Shares in the preceding six month period or (B) offered, solicited offers to buy or sold the Common Shares by any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.;

(k)           none of you, your Affiliates or any person acting on your or their behalf has engaged or will engage in any “directed selling efforts” (as such term is defined in Rule 902 of Regulation S under the U.S. Securities Act) with respect to the Common Shares, except no representation, warranty or agreement is made by you in this paragraph with respect to the Dealers;

(l)            it is not necessary in connection with the offer, sale and delivery of the Common Shares in the manner contemplated by this letter agreement to register the Common Shares under the U.S. Securities Act; and

(m)          neither you nor your Affiliates have taken, or will take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Common Shares.

(iv)          You agree to indemnify and hold harmless each Dealer, each person, if any, who controls any Dealer within the meaning of either Section 15 of the U.S. Securities Act or Section 20 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and each affiliate of any Dealer (as defined in Rule 12b-2 under the U.S. Exchange Act) from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) for which you have or are alleged to have liability pursuant to Section 20 of the U.S. Exchange Act.  In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to this paragraph such person (the “indemnified party”) shall promptly notify you in writing and you, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others you may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (a) you and the indemnified party shall have mutually agreed to the retention of such counsel or (b) the named parties to any such proceeding (including any impleaded parties) include both you and the indemnified party and representation of both parties by the same counsel would be inappropriate (as confirmed in writing by such counsel) due to actual or potential differing interests between them. It is understood that you shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Dealers. You shall not be liable for any settlement of any proceeding effected without your written consent, but if settled with such consent or if there be a final judgment for the plaintiff, you agree to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested you to reimburse the indemnified party for fees and expenses of counsel as contemplated by this paragraph, you agree that you shall be liable for any settlement of any proceeding effected without your written consent if (a) such settlement is entered into more than 30 days after receipt by you of the aforesaid request and (b) you shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement.  You shall not, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and contains no admission of fault of any indemnified party.  To the extent the indemnification provided for in this paragraph is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then you, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative benefits received by you on the one hand and the Dealers on the other hand from the offering of the Common Shares or if the allocation provided above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of you on the one hand and of the Dealers on the other hand in connection with such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by you on the one hand and the Dealers on the other hand in connection with the offering of the Common Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Common Shares (before deducting expenses) received by you and the total commissions received by the Dealers bear to the aggregate offering price of the Common Shares. The relative fault of you on the one hand and of the Dealers on the other hand shall be determined by reference to, among other things, the parties’ relative knowledge, access to information and opportunity to correct or prevent the cause of the loss, claim, damage or liability. The Dealers’ respective obligations to contribute pursuant to this paragraph are several in proportion to the respective principal amount of Common Shares they have purchased hereunder, and not joint. You and the Dealers agree that it would not be just or equitable if contribution pursuant to this paragraph were determined by pro rata allocation (even if the Dealers were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to above. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this paragraph, no Dealer shall be required to contribute any amount in excess of the amount by which the total price at which the Common Shares resold by it were offered to investors exceeds the amount of any damages that such Dealer has otherwise been required to pay. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this paragraph are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.  The indemnity and contribution provisions contained in this paragraph shall remain operative and in full force and effect regardless of (a) any termination of this letter agreement, (b) any investigation made by or on behalf of any Dealer, any person controlling any Dealer or any Affiliate of any Dealer or by or on behalf of you, your respective officers or directors or any person controlling you and (c) acceptance of and payment for any of the Common Shares.

It is a condition of our obligation to complete the purchase of the Common Shares that the foregoing representations and warranties are true at the time of settlement and they shall also survive settlement for one year.

You agree for a period of 120 days following the date hereof, you will not, directly or indirectly, without the prior written consent of the Dealers, which consent shall not be unreasonably withheld, offer, sell, negotiate or enter into any agreement to sell, grant any option to purchase, transfer, assign or otherwise dispose of any equity securities of the Issuer or other securities convertible into equity securities of the Issuer or announce any intention to bring into effect the foregoing.

We confirm to you that any offers or sales of the Common Shares will be made only (i) in an “offshore transaction”, as such term is defined in Rule 902 under the U.S. Securities Act or (ii) to a investor that has signed the investor letter attached hereto as Annex A.  We further agree and undertake to make our best efforts not to resell greater than 7.6 million of the Common Shares to any single third party purchaser.

Settlement

To settle this trade, you will deliver a certificate or certificates, including a duly endorsed power of attorney in blank for the transfer of such Common Shares or deliver the Common Shares electronically through CDS to a BMO Nesbitt Burns account against payment of the purchase price.

Yours sincerely,

BMO Nesbitt Burns Inc.

By:	/s/ Egizio Bianchini
Mr. Egizio Bianchini
Managing Director

GMP Securities L.P.

By:	/s/ Douglas Bell
Mr. Douglas Bell
Managing Director

Morgan Stanley Canada Limited

By:	/s/ Matthew Hind
Matthew Hind
Vice President

RBC Dominion Securities Inc.

By:	/s/ Gordon J. Bell
Gordon J. Bell
Managing Director

We agree with the foregoing and accept your offer this 23 day of  July, 2010.

KINROSS GOLD CORPORATION

By:	/s/ J.P. Rollinson
Mr. Paul Rollinson
Executive Vice President, Corporate Development

Block Trade - Bought Deal

Harry Winston Diamond Corporation

(HW: TSX, HWD: NYSE)

Amount:	15,200,000 Common Shares of Harry Winston Diamond Corporation

Form of Trade:	Purchase of Common Shares

Vendor:	Kinross Gold Corporation

Purchaser:	BMO Nesbitt Burns Inc., GMP Securities L.P., Morgan Stanley Canada Limited and RBC Dominion Securities Inc.

Net Price to Vendor:	C$12.65 per share

Net Proceeds To Vendor:	C$192,280,000

Trade Date:	July 23, 2010

Settlement Date:	July 28, 2010 (T+ 3)

Annex A — Form of Investor Letter

July 23, 2010

BMO Nesbitt Burns Inc.

100 King Street West

Toronto, ON   M5X 1H3

Kinross Gold Corporation

25 York Street, 17th Floor

Toronto, ON   M5J 2V5

Ladies and Gentlemen:

In connection with our purchase today of [] common shares (the “Common Shares”) of Harry Winston Diamond Corporation (the “Issuer”), we hereby represent, warrant and agree with you as follows:

1.             We are a “qualified institutional buyer” within the meaning of Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and an “accredited investor” within the meaning of Rule 501 under the Securities Act (an investor which is both a “qualified institutional buyer” and an “accredited investor” being hereinafter referred to as a “Qualifying Investor”); and if we are acquiring the Securities as a fiduciary or agent for one or more investor accounts: (a) each such account is a Qualifying Investor; (b) we have investment discretion with respect to each such account; and (c) we have full power and authority to make the representations, warranties and agreements in this letter on behalf of each such account.

2.             We are not acquiring the Common Shares with a view to distribution thereof or with any present intention of offering or selling the Common Shares.

3.             We understand that the offer and sale of the Common Shares have not been and will not be registered under the Securities Act, that the sale of the Common Shares to us is being made in reliance on an exemption from the registration requirements of the Securities Act and that the Common Shares may not be offered or sold except as permitted in the following sentence.  We agree, on our own behalf and on behalf of any accounts for which we are acting, that if we should sell any Common Shares, we will do so only (A) outside the United States in compliance with Rule 904 of Regulation S under the Securities Act (including in a transaction executed on or through the facilities of the Toronto Stock Exchange), (B) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available) or (C) pursuant to a registration statement which has been declared effective under the Securities Act.

4.             We have all information that we believe is necessary or appropriate in connection with our decision to invest in the Common Shares.  We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Common Shares, and we are able to bear the economic risks of such investment.

5.             In deciding to purchase the Common Shares, we have relied solely on our own investigation and analysis and not on any representation made, or information provided, by you or any of your respective affiliates, directors, officers, employees, agents, advisors or representatives.

Each of BMO Nesbitt Burns Inc., GMP Securities L.P., Morgan Stanley Canada Limited, RBC Dominion Securities Inc. and Kinross Gold Corporation is entitled to rely upon this letter and is irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

THIS LETTER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES THEREOF.

Sincerely,

Annex B — Press Release

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross sells Harry Winston shares

Toronto, Ontario, July 23, 2010 — Kinross Gold Corporation (TSX: K, NYSE: KGC) announced today that it has entered into an agreement with a group of financial institutions to sell its approximate 19.9% equity interest in Harry Winston Diamond Corporation (TSX-HW; NYSE-HWD) (“Harry Winston”), consisting of 15.2 million Harry Winston common shares, on an underwritten block trade basis.

This press release is not an offer of securities for sale in the United States.  The Harry Winston common shares to be sold have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell

Vice President, Corporate Communications

phone: (416) 365-2726

steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo

Vice-President, Investor Relations

phone: (416) 365-2744

erwyn.naidoo@kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross agrees in principle to sell Diavik interest

Toronto, Ontario, July 23, 2010 — Kinross Gold Corporation (TSX: K, NYSE: KGC) announced today that it has reached an agreement in principle with Harry Winston Diamond Corporation (TSX: HW; NYSE-HWD) (“Harry Winston”), pursuant to which Kinross will sell its 22.5% interest in the partnership holding Harry Winston’s 40% interest in the Diavik Diamond Mines joint venture to Harry Winston for US$220 million, comprised of US$50 million cash, approximately 7.1 million Harry Winston common shares with a value of approximately US$100 million, and a note payable in the amount of US$70 million. The completion of the transaction is subject to execution of definitive binding documentation, as well as the approval of the boards of both Harry Winston and Kinross, the receipt of all required third party consents, the receipt of required regulatory approvals (including the approval of the Toronto Stock Exchange) and other customary conditions of closing.

Kinross previously announced an agreement to sell to third parties its current approximate 19.9% equity interest in Harry Winston, which Kinross acquired in March 2009.  As a result of the sale of such equity interest, Kinross’ rights to nominate a member of the Harry Winston board and to maintain its proportionate equity interest in Harry Winston have been terminated.

Other than the shares issuable as a result of the completion of the transactions contemplated by the agreement in principle, Kinross will hold no equity securities of Harry Winston following the sale, and has no current intention to acquire any further securities of Harry Winston.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell

Vice President, Corporate Communications

phone: (416) 365-2726

steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo

Vice-President, Investor Relations

phone: (416) 365-2744

erwyn.naidoo@kinross.com